May 14, 2010

VIA EDGAR

Mr. Kevin Rupert, Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Farm Mutual Fund Trust

Dear Mr. Rupert:

On February 25, 2010, State Farm Mutual Fund Trust (the “Trust”) made a filing with the U.S. Securities and Exchange Commission (the “Commission”) amending its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (17 C.F.R. Sec. 230.485(a)). I will refer to that filing as the “Amendment.” On behalf of the Commission, you provided comments to that filing in a phone call to me. This letter is the Trust’s response to those comments.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission Staff’s comments to the Amendment and indicate how the Trust responded to those comments. Any generic comment made by the Commission’s Staff that applies to a particular Trust series (each a “Fund” and the four series together the “Funds”) also is understood by the Trust to apply to the other Funds.

Comment #1 – For the R-1, R-2, and R-3 shares, 12b-1 / shareholder servicing fees are listed as more than 25 basis points. Confirm that the Trust does not charge more than 25 basis points for shareholder servicing fees per FINRA rules.

Response #1 – The Trust confirms that it does not charge more than 25 basis points for shareholder servicing fees.

Comment #2 – The semi-annual report link on statefarm.com was not working. Confirm that it is working and whether procedures are in place to test links to make sure they are working properly.

Response #2 – The Trust confirms that the link for the semi-annual report is working and that the link is tested to ensure it is working properly after it is placed on statefarm.com.

Comment #3 – Confirm there is no recoupment of money market fund fee waivers.

Response #3 – The Trust confirms that there the voluntary expense reimbursement agreement State Farm Investment Management Corp. (“SFIMC”) entered into with the Trust does not call for SFIMC to recoup such expenses.

Should you have any questions or need additional information please give me a call.

Sincerely,

Dan Willard Counsel 309-766-8033